SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 7)


                        Westin Hotels Limited Partnership
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Units of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   960 377 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55304

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 9, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  960377109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kalmia Investors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     25,077

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     25,077

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,077

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.5%

14.  TYPE OF REPORTING PERSON*

CUSIP No.  960377109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Merced Partners Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     25,077

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     25,077

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,077

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.5%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 960377109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Smithtown Bay, LLC


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [ ]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     25,077

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     25,077

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,077

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.5%

14.  TYPE OF REPORTING PERSON

CUSIP No. 960377109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Global Capital Management, Inc.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [ ]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     25,077

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     25,077

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,077

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.5%

14.  TYPE OF REPORTING PERSON

CUSIP No. 960377109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael J. Frey


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     25,077

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

      25,077

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,077

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.5%

14.  TYPE OF REPORTING PERSON

      IN

CUSIP No. 960377109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John D. Brandenborg


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     25,077

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

      25,077

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,077

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.5%

14.  TYPE OF REPORTING PERSON

      IN

CUSIP No.  960377109
           ---------------------

         This Amendment No. 7 to Schedule 13D (the "Schedule") relates to the tender offer filed on January 8, 2004 on Schedule TO, as amended, by the Reporting Persons (as defined in Item 2 below) to purchase up to 117,025 units of limited partnership interests ("Units") of Westin Hotels Limited Partnership, a Delaware limited partnership (the "Issuer"), upon the terms and conditions set forth in the related Agreement of Sale (also filed on January 8, 2004) (collectively with the Schedule TO, the "Offer"). This Schedule reports an increase in beneficial ownership of Units by virtue of agreements for sale of 6,502 Units received by the Reporting Persons pursuant to the Offer which expired February 9, 2004..

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

          The Issuer is Westin Hotels Limited Partnership. The address of the Issuer's principal executive office is 111 Westchester Avenue, White Plains, New York 10604. This Schedule relates to the Issuer's Units.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

         In addition to the information set forth below, the information relating to the Reporting Persons (as defined below) set forth in the cover pages of this Schedule is incorporated by reference in Item 2.

         This Schedule is being filed on behalf of Kalmia Investors, LLC ("Kalmia"), Smithtown Bay, LLC ("Smithtown"), Merced Partners Limited Partnership ("Merced"), Global Capital Management, Inc. ("GCM"), Michael J. Frey and John D. Brandenborg (collectively, the "Reporting Persons"). Smithtown is the manager of Kalmia. GCM is the manager of Smithtown. Merced is the sole owner of all of the members of Kalmia, including its manager Smithtown. Mr. Frey and Mr. Brandenborg are the sole officers and directors of Global Capital Management, Inc. The Reporting Persons affirmatively disclaim being a "group" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended. The business address of the Reporting Persons is 601 Carlson Parkway, Suite 200, Minnetonka, MN 55305.

         The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds required by Kalmia to purchase the 6,502 Units is $4,713,950. Kalmia will use its cash on hand to purchase the Units, and will not use any borrowed funds.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         The Offer was made by Kalmia as a speculative investment based upon its belief that the Units represent an attractive investment at the price offered. The purpose of the Offer is to allow the Reporting Persons to benefit from any one combination of the following: (i) any cash distributions from Issuer operations in the ordinary course of business; (ii) distributions of net proceeds from a liquidation, if any; (iii) a refinancing of the Issuer or any of its properties; (iv) cash that the Issuer may retain or distribute as a result of a redemption of Units; (v) sale of the Units; and (vi) any other claims that the Issuer may have.

         The Reporting Persons intend in the near future to call for a vote by the Unitholders to (1) remove the present general partner of the Issuer and replace it with a new, independent general partner, and (2) instruct the new, independent general partner to auction the Westin Michigan Hotel and conduct an orderly liquidation of the Issuer.

         The Reporting Persons reserve the right to acquire additional Units of the Issuer in the future on terms, including price, that are the same or that are different than the terms on which the Units were acquired in the Offer. Such additional acquisitions may be made through private purchases, through one or more future tender offers, or by any other means.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         This Schedule reports an increase in beneficial ownership of Units by virtue of agreements for sale of 6,502 Units received by the Reporting Persons pursuant to the Offer which expired February 9, 2004.

         As of the date of this Schedule, the Reporting Persons may be deemed to be the beneficial owner of 25,077 Units, or 18.5% of the outstanding Units of the Issuer.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Units, except with respect to those Units tendered pursuant to the Offer. Limited partners of the Issuer ("Unitholders") who tendered their Units to the Reporting Persons pursuant to the Offer have agreed to sell, assign, transfer, convey and deliver to Kalmia all of the Unitholder's rights, title and interest in such Units. Under the terms of the Offer, Kalmia will pay Unitholders who have tendered pursuant to the Offer as promptly as practicable after February 9, 2004 (the expiration date of the Offer) and the Issuer has registered the transfer of such Units so that Kalmia is recognized as a substituted limited partner with respect to those Units. In addition, Unitholders who tendered their Units to the Reporting Persons pursuant to the Offer have irrevocably agreed to appoint Kalmia as their true and lawful agent, proxy and attorney-in-fact with respect to the Units with full power of substitution.

-------------------------------------------------------------------------------
Item 7.  Material to be filed as Exhibits.

         N/A
--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 20, 2004
                                        ----------------------------------------
                                                         (Date)


KALMIA INVESTORS, LLC***

By:  Smithtown Bay, LLC
     Its Manager

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


SMITHTOWN BAY, LLC***

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


MERCED PARTNERS LIMITED PARTNERSHIP

By: Global Capital Management, Inc.
    Its General Partner

By: /s/ Michael J. Frey
    -------------------
    Name: Michael J. Frey
    Title: Chief Executive Officer


GLOBAL CAPITAL MANAGEMENT, INC.***

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


MICHAEL J. FREY***

     /s/ Michael J. Frey
     -----------------------

JOHN J. BRANDENBORG***

     /s/ John D. Brandenborg
     -----------------------

*** Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein.

                                    Exhibit A

                                    Agreement

         Each of the undersigned agree that this Amendment No. 7 to Schedule 13D dated February 20, 2004 relating to the limited partnership interests of Westin Hotels Limited Partnership is being filed on behalf of the undersigned.


KALMIA INVESTORS, LLC

By:  Smithtown Bay, LLC
     Its Manager

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


SMITHTOWN BAY, LLC

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

MERCED PARTNERS LIMITED PARTNERSHIP

By: Global Capital Management, Inc.
    Its General Partner

By: /s/ Michael J. Frey
    -------------------
    Name: Michael J. Frey
    Title: Chief Executive Officer


GLOBAL CAPITAL MANAGEMENT, INC.

By:  /s/ Michael J. Frey
     ---------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer

MICHAEL J. FREY

     /s/ Michael J. Frey
     ---------------------

JOHN J. BRANDENBORG

     /s/ John D. Brandenborg
     -----------------------

21919.0001 #465394